Exhibit 4.(c).8

CONFORMED COPY

BG INTERNATIONAL LTD

CONTRACT OF EMPLOYMENT

BETWEEN

BG INTERNATIONAL LTD

AND

Benedict Mathews

DATED: 6th September 2002

BG3/UK

BG INTERNATIONAL LTD

CONTRACT OF EMPLOYMENT

To: Benedict Mathews

There are set out below the terms of the Contract of Employment between BG International Ltd, whose registered office is at 100 Thames Valley Park Drive, Reading, Berkshire, RG6 1PT, (“the Company”) and you. For the purposes of this Contract of Employment, “BG Group” means the ultimate holding company of the Company and any wholly-owned, direct or indirect subsidiary of such holding company. The terms “holding company” and “subsidiary” have the meaning attributed to them by section 736 of the Companies Act 1985 provided that, in the case of “subsidiary”, this shall also include a subsidiary undertaking (as defined in Section 258 of the Companies Act 1985). From the effective date of this Contract, all other agreements between you and the Company and its subsidiaries will be deemed to be cancelled. This Contract shall be governed and construed in accordance with the laws of England.

1	JOB

You will be employed by the Company as Deputy Company Secretary. You may, from time to time, be required by the Company to serve BG Group in some other capacity of equivalent/broadly similar status in addition to and/or in substitution of the appointment specified above. You may be appointed or maintained in office as a Director (with or without executive powers) of a subsidiary or associated company as determined by the Company.

2	TERM OF EMPLOYMENT

(a)	This appointment as Deputy Company Secretary will begin on a date to be agreed and, subject to Section 9 of this Contract, will continue until terminated by the Company giving to you not less than six months notice in writing expiring on any date. If you wish to terminate your employment, you should give the longest practicable notice but you are obliged to give not less than six months.

(b)	The Company shall be under no obligation to provide you with work during any period of notice either given by the Company or by you to terminate your employment under this Contract. The Company may during the said period of notice suspend you from your employment or exclude you from any premises of the Company. Whenever notice is given by either party the Company may make payment in lieu of notice, less tax and any other statutory deductions.

(c)	No other employment with a previous employer counts as part of your continuous employment with the Company for the purposes of the Employment Rights Act 1996.

3	PLACE OF WORK

Your place of work is in Thames Valley Park, Reading. However, you may be required to perform your duties at any establishment of the BG Group or any of its subsidiary or associated companies as the Company requires (whether in or outside the UK).

You shall travel to such places (whether in or outside the UK) and in such manner and on such occasions as the Company may from time to time reasonably require.

If you are required to move your place of work in accordance with this clause and the Company requires you to change your residence as a consequence, the Company shall reimburse you fair and reasonable removal expenses in accordance with its then current policy for relocation.

4	MAIN DUTIES AND OUTSIDE INTERESTS

During your employment, you will well and faithfully serve the Company and use all your abilities to promote its interests. You will perform such duties as may from time to time be assigned to you by Company Secretary.

You will devote the whole of your time, attention and abilities during normal business hours, and at such other times as the Company or your duties may reasonably require, to the business and affairs of the Company, its subsidiaries and associated companies, unless prevented by ill-health from doing so. There are no terms and conditions of your employment relating to normal working hours and you will be required to work as necessary to undertakeyour duties. You will not during your employment directly or indirectly enter into or be concerned or interested or engaged in any other business or occupation other than the business of the Company and its subsidiaries and associated companies except with the prior written consent of Company Secretary.

Nevertheless, you may be or become a holder for investment for not more than five per cent of any class of securities that are listed on any recognised Stock Exchange. You will be required, on request, to provide the Company with details of such holdings.

The foregoing is not intended to prohibit your involvement in the activities of relevant professional bodies; the taking of office in any such body shall however, require the prior written consent of Company Secretary.

5	Pay and Benefits

During your employment you will be paid a salary at the rate of £85,000 per annum payable on or about the 15th of each month. This salary will, unless otherwise agreed in writing with the Company, be inclusive of all fees and other remuneration to which you may be or become entitled as a Director of any of the BG Group’s subsidiaries or associated companies for the time being.

This salary shall be reviewed each year by the Company and may be increased by the Company by such amount, if any, as it sees fit. The Company may, where it thinks fit, pay a temporary additional ex-gratia payment or other benefit to you but this will not constitute an increase in salary or other benefit for the purpose of this Contract.

At the discretion of the Company, you may be invited to participate in the BG Group plc Long Term Incentive Plan and be granted an allocation of shares annually at the level equivalent to a BG3. Subject to meeting the Group’s eligibility criteria you will be able to participate in the BG Group plc Sharesave and Employee Share Schemes. Also, you will have the opportunity of participating in the BG Group’s Car Scheme, Financial Counselling Scheme, Personal Accident Insurance Scheme and Group Health Plan. BG Group reserves the right to amend the terms of, suspend or terminate these schemes, or to alter the level of your participation in them at any time without reference to or agreement from you. Your participation in these schemes is subject to the rules of the schemes.

You will be eligible to participate in the BG Pension Scheme “the Scheme”. Membership of the Scheme entitles you to benefits subject to the Rules of the Scheme as varied from time to time, and in particular (without limitation) subject to the power of amendment and/or discontinuance contained in those Rules. A Contracting Out Certificate pursuant to the Pension Schemes Act 1993 is held by the Company in respect of your employment. The Company will not make any payment to you in respect of pension whilst you are in the Company’s employ. If you do not join or if you opt out of the Scheme, the Company will not make any payment to you in respect of pension and will not pay any contributions to any pension arrangements that you might make yourself.

If you are absent from work as a result of sickness or injury you shall be entitled to sick pay in accordance with the rules of the prevailing Company sick pay scheme. You will, at the request and expense of the Company, undergo, from time to time, a medical examination.

In addition to UK Public and Bank Holidays recognised by the Company, your holidays will be 28 days in every year at times agreed with the Company.

Upon termination of this Contract for whatever reason you shall be entitled to payment in lieu on a pro rata basis for any holidays not taken which have accrued in the holiday year in which the date of termination falls or if appropriate, you shall repay to the Company any salary received in respect of holiday taken prior to the date of termination in excess of your proportionate entitlement. In either case the payment will be calculated by multiplying the accrued or excess entitlement (as the case may be) by 1/260 of your salary at that time. You will be entitled to carry forward from an individual holiday year up to a maximum of 5 days of your annual holiday entitlement for, and taken during, the following holiday year. All payments will be made after deduction of tax and any other statutory deductions.

The Company reserves the right to recover from your salary payments any overpayment of remuneration or other payments, made by mistake or through misrepresentation or for any other reason. Upon termination of your employment the Company may deduct from your final salary payment, or any other termination payments due, an amount equal to any sums you owe to the Company.

The Company will reimburse you with the amount of all reasonable hotel, travelling and other expenses properly and necessarily incurred by you in the performance of your duties subject to the submission of vouchers or other evidence of such expenditure as may be required from time to time to the Company Secretary for authorisation.

6	Your other obligations during and after the termination of your employment

(a)	You will not, either during your employment or thereafter (otherwise than in the performance of your duties or unless required by a court of competent jurisdiction), use or divulge to any person, any trade secrets, confidential or sensitive information or information in respect of which the Company or any subsidiary or associated company of BG Group is bound by an obligation of confidence to a third party, acquired by you in the course of or for the purposes of your employment without the written consent of the Company. This restriction will not apply to information which becomes public other than through unauthorised disclosure by you.

You will use your best endeavours to prevent the disclosure or publication of any confidential or sensitive information concerning the business of the Company or anysubsidiary or associated company of BG Group.

Confidential information shall include, without limitation, details of any computer software programs or systems documentation relating to the Company’s operation specifically incorporating access to those systems, programs or data within them.

(b)	You will not make, use, permit to be used or copy, or retain, any records relating to the business of the Company or any subsidiary or associated company of BG Group, otherwise than for the benefit of the Company and in any event upon termination of this employment you will deliver up to the Company forthwith all such records including documents, computer disks, tapes and other tangible items and all property of the Company, or any subsidiary or associated company of BG Group, which may be in your possession or under your control. Title to and copyright in all such records will be that of the Company or the relevant subsidiary or associated company of BG Group, as the case may be, throughout.

(c)	You will comply with all lawful instructions and with the Group and Company Codes of Practice and Conduct relating to your work (including but not limited to the policies on Health, Safety and Environment, Equality & Diversity, the Compliance Code and theStatement of Business Principles) and take steps to ensure so far as reasonably possible compliance by those for whom you are responsible.

(d)	You will not during the continuance of your employment (and will ensure, so for as you are able, that your partner and any dependent children or person connected with you will not) deal or become or cease to be interested in any shares or other securities of the Company, or any subsidiary or associated company of BG Group, except in accordance with the provisions of any relevant statutory provision, the rules of the Stock Exchange and the Company’s Code of Business Ethics for the time being concerning such transactions.

(e)	You will use your best endeavours to ensure that the Company, and any subsidiary or associated companies of BG Group, comply with all legal requirements applying to them whether under the general law, statute or other regulations, including those arising under the Gas Act 1986 as amended, the Authorisation, other legislation concerning the gas industry and legislation on health and safety environment and working conditions.

(f)	Nothing in this clause 6 is intended to exclude, restrict or limit in any way any right you may have to make a protected disclosure under the Public Interest Disclosure Act 1998.

7	Intellectual Property

(a)	Any invention, process, improvement, development, design or other work in which copyright or design right may subsist made, originated or developed by you in the course of or arising out of your employment (whether or not during normal working hours and whether or not made, originated or developed before or after the effectivedate of this Contract) will be the absolute property of the Company. You will take all appropriate steps (whether during the continuance of your employment or afterwards)

to ensure that the Company obtains the maximum benefit from such invention, process, improvement, development, design or other work by prompt application for letters patent or other appropriate protection in any part of the world and/or assign to the Company all copyright design right or other proprietary right.

(b)	Any of your obligations under this Contract which are expressed to continue after the date your employment is terminated shall continue in full force and effect notwithstanding the termination of your employment.

8	Disciplinary and Grievance Procedure

There are no fixed disciplinary rules applicable to your employment. In the event that you are dissatisfied with any disciplinary action taken against you, or have any grievance relating to your employment, you should refer the matter to Company Secretary who will either propose a solution or refer the matter to an appropriate Executive Vice President. The decision of the Executive Vice President shall be final.

9	Termination Provisions

The Company will be entitled to terminate your employment without notice and without payment in lieu of notice if you:

(a)	commit a serious or persistent breach of any term of this contract;

(b)	are guilty of conduct tending to bring yourself or the Company or any of BG Group’s associate or subsidiary companies into disrepute.

(c)	neglect, fail or refuse to carry out any of the duties properly assigned to you under this Contract;

(d)	become of unsound mind, or commit any act of bankruptcy (or take advantage of any statute offering relief for insolvent debtors);

(e)	be or become incapacitated from any cause whatsoever from efficiently performing your duties thereunder for six consecutive months or for one hundred and thirty five working days in aggregate in any period of twelve consecutive months.

In order to investigate a complaint against you of misconduct and to allow the Company to carry out whatever investigations it deems appropriate, the Company may suspend you on full pay and other contractual benefits (save as below) and require you:

(i)	not to enter any premises of the Company or any of BG Group’s associate or subsidiary companies; and

(ii)	to abstain from contacting any customers, clients, employees or supplies of the Company or any of BG Group’s associate or subsidiary companies.

You shall not be employed by or provide services to any third party during the period for which you are suspended pursuant to this clause.

Your employment will terminate automatically on your 65th birthday.

10	Resignation of Offices

Upon termination of your employment howsoever arising you shall at any time or from time to time thereafter upon the request of the Company resign without claim for compensation from all offices held by you in the Company and any of BG Group’s associate or subsidiary companies and should you fail to do so the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign and execute all documents or things necessary or requisite to give effect thereto.

11	Assignment

The Company reserves the right on written notice to you to assign its rights and obligations under this Contract to any of BG Group’s associate or subsidiary companies and reference to the Company in this Contract shall thereafter be a reference to any such Company.

12	Notice

Notice under this Contract will be deemed to be given if sent by either party by registered post addressed to the other party at the last known address, and will be deemed to be given on the day when it would ordinarily be delivered after such posting.

13	Interpretation

(a)	“associated company” means a Company which is treated as such for the purposes of Standard Statement of Accounting Practice No 1 of the Institute of Chartered Accountants in England and Wales.

(b)	“subsidiary” has the meaning attributed to it by section 736 of the Companies Act 1985 provided that this shall also include a subsidiary undertaking (as defined in Section 258 of the Companies Act 1985).

(c)	Any of your obligations under this Contract which are expressed to continue after the date your employment is terminated shall continue in full force and effect notwithstanding the termination of your employment.

14	Data Protection Act 1998

For the purposes of the Data Protection Act 1998 you give your consent to the holding and processing of personal data provided by you to the Company for all purposes relating to the performance of this Contract including, but not limited to:

•	administering and maintaining human resources records;

•	paying and reviewing salary and other remuneration and benefits;

•	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

•	undertaking performance appraisals and reviews;

•	maintaining sickness and other absence records;

•	taking decisions as to your fitness for work;

•	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

•	providing information to future purchasers of the Company or of the business in which you work; and

•	transferring information concerning you to a country or territory outside the EEA

Please acknowledge acceptance of the Terms of the Contract of Employment by signing the duplicate copy attached and returning it to Carol Preston, Senior Human Resources Adviser.

I acknowledge receipt of and agree to the terms of the contract of employment.

I understand that I will be admitted as a member of the BG Pension Scheme ("the Scheme") and that if I do not wish to join the Scheme, I must notify Carol Preston, Senior HR Adviser in writing. I authorise the appropriate pension contributions to be deducted from my salary and paid to the Trustees of the Scheme. I acknowledge that this authorisation remains effective until I notify Carol Preston that I do not wish to join the Scheme.

I understand that the Company will not pay any contributions to any pension arrangements I might make for myself and that if I do not join the Scheme within two years of the effective date of this contract, then I will not be able to join after that.

Dated this 7 day of Oct. 2002

SIGNED by	/s/ Carol Preston.
(on behalf of BG International Ltd)

SIGNED by	/s/ Ben Mathews
(Benedict Mathews)

CONFORMED COPY

11th November 2004

Personal & Confidential
Mr Ben Mathews
197 Aylesbury Road
Wendover
Aylesbury
HP22 6AA

Dear Ben,

On behalf of the Board of Directors of BG Group plc, I am pleased to confirm your appointment to the position of Company Secretary of BG Group plc, based at Thames Valley Park. The effective date of this promotion is 9th November 2004.

Whilst this position reports to me, you will be aware that the Combined Code describes the responsibilities that you should discharge under the direction of the Chairman, namely:

•	ensuring good information flows within the Board, and its committees and between senior management and the Non-Executive Directors, as well as facilitating director induction and assisting with professional development as required;

•	advising the Board through the Chairman on all governance matters; and

•	ensuring that Board procedures are complied with.

Following Emma’s resignation, and considering the changing shape of the Group Executive, we have reviewed carefully the scope and developing nature of this role. Whilst you will obviously interface closely with the Executive Board, as well as the Group Executive, as you know, the Company Secretary will not be a member of the Group Executive.

In this new position, your employer will change to BG Group plc. You will remain on your current grade and we propose to increase your salary to £115,000 per annum, to be reviewed in April 2005. All other terms and conditions of your employment will remain unchanged.

The Company has Director and Officer liability insurance and it is intended to maintain such cover. The current indemnity limit is £250 million for any one claim or series of claims in any single year.

This letter constitutes an amendment to the terms set out in the statement previously issued to you under the provisions of the Employment Rights Act 1996.

William Friedrich
Deputy Chief Executive

BG Group plc
100 Thames Valley Park Drive
Reading
Berkshire
RG6 1PT

Switchboard	+44 (0)118 935 3222
Telephone	+44 (0)118 929 3367
Fax	+44 (0)118 929 3327

william.friedrich@bg-group.com

Registered in England & Wales No. 3690065 Registered Office 100 Thames Valley Park Drive, Reading, Berkshire, RG6 1PT

If you have any queries concerning the above, please do not hesitate to contact me.

I would be grateful if you could please advise me of your acceptance of this offer in writing.

Finally, may I take this opportunity to congratulate you on your appointment and to wish you every success in your new role.

Yours sincerely,

/s/ William Friedrich

William Friedrich
Deputy Chief Executive